UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

HPSC, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

404264103

(CUSIP Number)

Thomas J. Kim, Corporate & Securities Counsel
GENERAL ELECTRIC COMPANY
3135 Easton Turnpike, Fairfield, CT 06828
(203) 373-2211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 404264103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D originally filed by General Electric Company (“GE”) on November 21, 2003 (the “Original Report”),  is filed by GE and relates to the Common Stock, par value $0.01 per share (the “HPSC Common Stock”), of HPSC, Inc., a Delaware corporation (the “Issuer” or “HPSC”).  Patriot HFS, Inc., a wholly-owned subsidiary of GE, was merged with and into HPSC on January 12, 2004.  This Amendment includes only information which has changed since the filing of the Original Report.

Item 2.	Identity and Background
See Original Report.

Item 3.	Source and Amount of Funds or Other Consideration

The Agreement and Plan of Merger described in Item 6 of this Statement was entered into by GE and HPSC and was closed on January 12, 2004.  The securities were acquired in connection with the closing of the Merger Agreement.  Upon the closing of the Merger, each outstanding share of HPSC Common Stock, other than shares held in treasury, was converted into the right to receive 0.464 shares of GE common stock, par value $0.06 per share (“GE Common Stock”), and cash in lieu of fractional shares at the rate of $31.24 per share.

Item 4.	Purpose of Transaction

On November 12, 2003, GE, Patriot HFS, Inc., a Delaware corporation and a wholly owned subsidiary of GE (“Patriot HFS”), and HPSC entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Patriot HFS with and into HPSC (the “Merger”) for the consideration specified therein, with HPSC surviving the Merger as a wholly owned subsidiary of GE (the “Surviving Corporation”) upon closing. Pursuant to the Merger Agreement, in the Merger each outstanding Share (other than Shares that are held in treasury by HPSC) was converted into the right to receive the consideration specified in the Merger Agreement and described above under Item 3.

Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of HPSC was amended and restated; the Bylaws of Patriot HFS were amended and became the Bylaws of the Surviving Corporation; the directors of Patriot HFS became the directors of the Surviving Corporation; and the officers of HPSC remain the officers of the Surviving Corporation. All shares of HPSC Common Stock held in treasury by HPSC were automatically canceled and retired and have ceased to exist.  HPSC’s Common Stock was, upon the consummation of the Merger, eligible for termination of registration and was delisted from the American Stock Exchange. The number of issued and outstanding shares of HPSC Common Stock  was reduced to 100 shares, all of which were owned by GE upon closing of the Merger.

Item 5.	Interest in Securities of the Issuer

(a) – (c) By reason of the Merger, GE owns 100% of the outstanding HPSC Common Stock.  GE has the sole power to vote all of the shares of HPSC Common Stock.  The Merger was effected on January 12, 2004, following a meeting of the shareholders of HPSC at the offices of Day, Berry & Howard LLP located at 260 Franklin, Boston, Massachusetts.  The price per share of the transaction is described under Item 3.

Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of HPSC Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in HPSC Common Stock since the last Schedule 13D was filed by GE on November 21, 2003.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Original Report.

Item 7.	Material to Be Filed as Exhibits
See Original Report.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2004
Date
/s/ Eliza W. Fraser
Signature
Eliza W. Fraser / Associate Corporate Counsel
Name/Title